Exhibit 5.1
GROVE COLLABORATIVE HOLDINGS, INC.
AGREEMENT FOR THE PAYMENT OF BENEFITS FOLLOWING TERMINATION OF EMPLOYMENT
AGREEMENT dated as of October 23, 2025 (the “Effective Date”) between Grove Collaborative Holdings, Inc., a Delaware public benefit corporation (the “Company”), and Tom Siragusa (the “Executive”).

W I T N E S S E T H:
WHEREAS, the Executive has been appointed to the position of Chief Financial Officer of the Company; and
WHEREAS, the Company and the Executive desire to enter into this Agreement to set forth the separation benefits to be provided to the Executive in the event that his or her employment terminates under the circumstances described herein.
NOW, THEREFORE, in consideration of the foregoing, the parties agree as follows:

1.Definitions. For purposes of this Agreement, the following terms shall be defined as set forth below:
(a)“Accounting Firm” shall mean a nationally recognized accounting firm selected by the Company.
(b)“Base Salary” shall mean the Executive’s annual base salary in effect immediately prior to the Date of Termination, provided that in the event the Base Salary shall have been reduced under circumstances giving rise to Good Reason, then Base Salary shall mean the Executive’s annual base salary in effect immediately prior to such reduction.
(c)"Board” shall mean the Board of Directors of the Company.
(d)“Cause” shall mean, and shall be limited to, the occurrence of any one or more of the following events: (i) the Executive’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) the Executive’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (iii) the Executive’s intentional, material violation of any contract or agreement between the Executive and the Company or of any material Company policy applicable to Executive or any statutory duty owed to the Company; (iv) the Executive’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; or (v) the Executive’s gross, or material deliberate, misconduct. The determination that a termination of the Executive’s employment is either for Cause or without Cause will be made by the Board, in its sole discretion. Any determination by the Board that the Executive’s employment was terminated with or without Cause for the purposes of this Agreement shall have no effect upon any determination of the rights or obligations of the Company or the Executive for any other purpose.
(e)“Change in Control” shall have the meaning assigned to such term under the Grove Collaborative Holdings, Inc. 2022 Equity and Incentive Plan, as in effect on the Effective Date.

(f)“Change in Control Period” shall mean the period beginning three (3) months prior to, and ending twelve (12) months following, the consummation of a Change in Control.
(g)“Code” shall mean the Internal Revenue Code of 1986, as amended.
(h)“Date of Termination” shall mean the date that the Executive’s employment with the Company (or any successor) ends, which date shall be specified in the Notice of Termination. Notwithstanding the foregoing, the Executive’s employment shall not be deemed to have been terminated solely as a result of the Executive becoming an employee of any direct or indirect successor to the business or assets of the Company.
(i)“Disability” shall mean the inability of the Executive to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.
(j)“Good Reason” shall mean the Executive’s voluntary termination following the occurrence of one of the following without the Executive’s prior written consent: (i) a material reduction in the Executive’s Base Salary excluding any reduction in Executive’s Base Salary as part of an across-the-board reduction in base salaries of all Company executive officers so long as the percentage reduction in Executive’s Base Salary is not greater than the percentage reduction applicable to other executive officers, for the same period as the reduction in other executive officer’s reduction in salary and, in the event such reduction is later mitigated for other executive officers, Executive’s Base Salary is then increased by the same percentage applicable to other executive officers; (ii) a material reduction in the Executive’s authority, duties or responsibilities; or (iii) a relocation of the Executive’s principal place of employment that results in an increase in the Executive’s one-way driving distance by more than ten (10) miles from the Executive’s then current principal residence. In order to resign for Good Reason, the Executive must provide written notice of the event giving rise to Good Reason to the Board within thirty
(30) days after the condition arises, allow the Company thirty (30) days to cure such condition, and if the Company fails to cure the condition within such period, the Executive’s resignation from all positions the Executive then held with the Company must be effective not later than thirty (30) days after the end of the Company’s cure period.
(k)“Notice of Termination” shall mean a written notice which shall indicate the specific termination provision in this Agreement relied upon for the termination of the Executive’s employment and the Date of Termination.
(l)“Qualified Termination Event” shall mean (i) a termination of the Executive’s employment by the Company other than for Cause, death or Disability or (ii) the Executive’s resignation from the Company for Good Reason.
(m)“Restrictive Covenants Agreement” shall mean the Confidential Information, Invention Assignment and Arbitration Agreement or similar agreement entered into between the Executive and the Company.
2.Termination Benefits Generally. In the event the Executive’s employment with the Company is terminated for any reason, the Company shall pay or provide to the Executive (i) any earned but unpaid salary, (ii) unpaid expense reimbursements in accordance with Company policy, (iii) accrued but unused vacation or leave entitlement, (iv) any vested benefits the Executive may have under any employee benefit plan of the Company in accordance with the terms and conditions of such employee benefit plan, and (v) in the event the Executive’s employment with the Company is terminated by the Company other than for Cause or by the Executive without Good Reason, any performance cash award under the Company’s annual incentive plan for any fiscal year preceding the year in which the Date of Termination occurs that is earned but unpaid as of the Date of Termination (collectively, the “Accrued Benefits”), within the time required by law but in no event more than sixty (60) days after the Date of Termination or, in the case of the prior year annual cash incentive award, no later than March 15th following the conclusion of the performance year.
3.Termination Not in Connection with a Change in Control. In the event a Qualified Termination Event occurs at any time other than during the Change in Control Period, with respect to such Executive, in addition to the Accrued Benefits, subject to his or her execution of a general release of claims in favor of the Company and related persons and entities (the “Release”), which shall include provisions relating to confidentiality, return of property, and non-disparagement and a reaffirmation of the Restrictive Covenants Agreement and the Release becoming irrevocable, in no event more than sixty (60) days after the Date of Termination, and subject to the Executive complying with this Agreement and the Release, the Company shall:
(a)pay the Executive an amount equal to six (6) months’ Base Salary;
(b)if the Executive was participating in the Company’s group health plan immediately prior to the Date of Termination and elects COBRA health continuation, then the Company shall pay to the Executive a monthly cash payment in an amount equal to the monthly employer cost of such continued coverage for the Executive and Executive’s dependents, until the earlier of (i) six (6) months after the Date of Termination or (ii) the date on which the Executive obtains other employment; and
(c)cause the outstanding and unvested equity awards with time-based vesting held by the Executive and which were granted to the Executive on or after the Effective Date to become vested, exercisable or nonforfeitable as of the Date of Termination with respect to the portions of such awards that would have become vested, exercisable or nonforfeitable, respectively, on or before the date that occurs six (6) months following the Date of Termination had the Executive remained employed by the Company through such date, with such portions to be distributed in accordance with the underlying equity award agreements; provided, that the performance conditions applicable to any outstanding and unvested equity awards subject to performance conditions will be deemed satisfied at the actual level or such other level specified in the terms of the applicable award agreement; provided, further, that any awards that are unvested as of the Date of Termination but would vest upon the execution and non-revocation of the Remain, shall remain outstanding and shall not be exercisable or distributable until the execution and non-revocation of the Release.
The amounts payable under Section 3(a) and (b), as applicable, shall be paid out in substantially equal installments in accordance with the Company’s payroll practice over six (6) months after the Date of Termination, with the first payment commencing within sixty (60) days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the amounts shall be paid in the second calendar year no later than the last day of such 60-day period; provided further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination.
4.Termination in Connection with a Change in Control. In the event a Qualified Termination Event occurs within the Change in Control Period, then with respect to such Executive, in addition to the Accrued Benefits and the payments and benefits described in Sections 3(a) and 3(b) and in lieu of the equity vesting described in Section 3(c) above, subject to his or her execution and non-revocation of Release and the Release becoming irrevocable, in no event more than sixty (60) days after the Date of Termination, and subject to the Executive complying with this Agreement and the Release, the Company shall cause 100% of the outstanding and unvested equity awards with time-based vesting held by the Executive and which were granted to the Executive on or after the Effective Date to immediately become fully vested, exercisable or nonforfeitable as of the Date of Termination (or, in the case of the Change in Control that occurs following the Date of Termination, as of the date of the Change in Control) and to be distributed in accordance with the underlying equity award agreements; provided, that the performance conditions applicable to any outstanding and unvested equity awards subject to performance conditions will be deemed satisfied at the actual level or such other level specified in the terms of the applicable award agreement; provided, further, that any awards that are unvested as of the Date of Termination but would vest upon the execution and non-revocation of the Release, shall remain outstanding and shall not be exercisable or distributable until the execution and non-revocation of the Release.
5.Additional Limitation.
(a)Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Code and the applicable regulations thereunder (the “Aggregate Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced (but not below zero) so that the sum of all of the Aggregate Payments shall be $1.00 less than the amount at which the Executive becomes subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction shall only occur if it would result in the Executive receiving a higher After Tax Amount (as defined below) than the Executive would receive if the Aggregate Payments were not subject to such reduction. In the event of such reduction, the Aggregate Payments shall be reduced in the following order, in each case, in reverse chronological order beginning with the Aggregate Payments that are to be paid the furthest in time from consummation of the transaction that is subject to Section 280G of the Code: (i) cash payments not subject to Section 409A of the Code; (ii) cash payments subject to Section 409A of the Code; (iii) equity-based payments and acceleration; and (iv) non-cash forms of benefits; provided that in the case of all the foregoing Aggregate Payments all amounts or payments that are not subject to calculation under Treas.
Reg. §1.280G-1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c).
(b)For purposes of this Section 5, the “After Tax Amount” means the amount of the Aggregate Payments less all federal, state, and local income, excise and employment taxes imposed on the Executive as a result of the Executive’s receipt of the Aggregate Payments. For purposes of determining the After Tax Amount, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in each applicable state and locality, net of the maximum reduction in federal income taxes (if any) which could be obtained from deduction of such state and local taxes.
(c)The determination as to whether a reduction in the Aggregate Payments shall be made pursuant to Section 5(a) shall be made by the Accounting Firm, which shall provide detailed supporting calculations both to the Company and the Executive within fifteen (15) business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or the Executive. Any determination by the Accounting Firm shall be binding upon the Company and the Executive.

6.Restrictive Covenants Agreement. As a condition to entering into this Agreement, each Executive shall continue to comply with the terms and conditions contained in the Restrictive Covenants Agreements or similar agreement entered into between the Executive and the Company.
7.Withholding. All payments made by the Company under this Agreement shall be subject to any tax or other amounts required to be withheld by the Company under applicable law.
8.Section 409A.
(a)Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive’s “separation from service” within the meaning of Section 409A of the Code, the Company determines that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement would be considered deferred compensation subject to the twenty (20) percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (i) six (6) months and one (1) day after the Executive’s separation from service, or (ii) the Executive’s death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule.
(b)The parties intend that this Agreement will be administered in accordance with Section 409A of the Code and that all amounts payable hereunder shall be exempt from Section 409A of the Code to the maximum extent possible, under either the separation pay exemption pursuant to Treasury regulation §1.409A-1(b)(9)(iii) or as short-term deferrals pursuant to Treasury regulation §1.409A-1(b)(4). To the extent that any provision of this Agreement is not exempt from Section 409A of the Code and ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner to comply with Section 409A of the Code. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2). The parties agree that this Agreement may be amended, as reasonably requested by either party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either party.
(c)To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Executive’s termination of employment, then such payments or benefits shall be payable only upon the Executive’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).
(d)All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by the Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses). Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(e)The Company makes no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.
9.Notice and Date of Termination.
(a)Notice of Termination. A termination of the Executive’s employment shall be communicated by Notice of Termination from the Company to the Executive or vice versa in accordance with this Section 9.
(b)Notice to the Company. Any notices, requests, demands, and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by registered or certified mail, postage prepaid, to the Executive at the last address the Executive has filed in writing with the Company, or to the Company at the following physical or email address:
Grove Collaborative Holdings, Inc. Attention: Head of People Experience 1301 Sansome Street
San Francisco, CA 94111
10.No Mitigation. The Executive is not required to seek other employment or to attempt in any way to reduce any amounts payable to the Executive by the Company under this Agreement.
11.Benefits and Burdens. This Agreement shall inure to the benefit of and be binding upon the Company and the Executive, their respective successors, executors, administrators, heirs and permitted assigns. In the event of the Executive’s death after a termination of employment but prior to the completion by the Company of all payments due to him or her under this Agreement, the Company shall continue such payments to the Executive’s beneficiary designated in writing to the Company prior to his or her death (or to his or her estate, if the Executive fails to make such designation).
12.Enforceability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.
13.Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.
14.Non-Duplication of Benefits and Effect on Other Plans. Notwithstanding any other provision in this Agreement to the contrary, the benefits provided hereunder shall be in lieu of any other severance payments and/or benefits provided by the Company, including any such payments and/or benefits pursuant to an employment agreement or offer letter between the Company and the Executive.
15.No Contract of Employment. Nothing in this Agreement shall be construed as giving any Executive any right to be retained in the employ of the Company or shall affect the terms and conditions of the Executive’s employment with the Company.
16.Amendment. The parties may amend this Agreement by written agreement between the parties.
17.Governing Law. This Agreement shall be construed under and be governed in all respects by the laws of the State of Delaware, without giving effect to the conflict of laws principles.
18.Obligations of Successors. In addition to any obligations imposed by law upon any successor to the Company, any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company shall expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.
19.Protected Rights. Nothing in this Agreement or otherwise is intended to, or does, prohibit the Executive from (i) filing a charge or complaint with, providing truthful information to, or cooperating with an investigation being conducted by a governmental agency (such as the Equal Employment Opportunity Commission, another other fair employment practices agency, the National Labor Relations Board, the Department of Labor, or the Securities and Exchange Commission (the “SEC”)); (ii) engaging in other legally-protected activities; (iii) giving truthful testimony or making statements under oath in response to a subpoena or other valid legal process or in any legal proceeding;
(iv) otherwise making truthful statements as required by law or valid legal process; or (v) disclosing a trade secret in confidence to a governmental official, directly or indirectly, or to an attorney, if the disclosure is made solely for the purpose of reporting or investigating a suspected violation of law. Accordingly, the Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In the event the Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, the Executive may disclose the trade secret(s) of the Company to his attorney and use the trade secret information in the court proceeding, if the Executive (i) files any document containing the trade secret under seal; and
(ii) does not disclose the trade secret, except pursuant to court order. In accordance with applicable law, and notwithstanding any other provision of this Agreement, nothing in this Agreement or any of any policies or agreements of the Company or any affiliate applicable to the Executive (i) impedes the Executive’s right to communicate with the SEC or any other governmental agency about possible violations of federal securities or other laws or regulations or (ii) requires the Executive to provide any prior notice to the Company or its affiliates or obtain their prior approval before engaging in any such communications.
20.Miscellaneous.
(a)The headings of this Agreement are included for convenience and shall not affect the meaning or interpretation of this Agreement.
(b)The invalidity of unenforceability of one or more provisions of this Agreement shall not affect the enforceability of any other provision of this Agreement.
(c)This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and such counterparts will together constitute one Agreement.
IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by a duly authorized officer and attested to and the Executive has set his or her hand as of the date first above written.

GROVE COLLABORATIVE HOLDINGS, INC.

Jeff Yurcisin
Chief Executive Officer

TOM SIRAGUSA